# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## FORM C-AR

## UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
- ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

**Name of issuer**
Ship It Pro LLC

**Legal status of issuer**

**Form**
Limited Liability Company

**Jurisdiction of Incorporation/Organization**
Delaware

**Date of organization**
April 22, 2020

**Physical address of issuer**
1521 Estacada Way, Cordova, TN 38018

**Website of issuer**
shipitpro.com

**Current number of employees**
0

|  | Most recent fiscal year-end | Prior fiscal year-end |
|---|---|---|
| Total Assets | $21,954.52 | $21,054.71 |
| Cash & Cash Equivalents | $17,359.95 | $970.00 |
| Accounts Receivable | $0.00 | $0.00 |
| Short-term Debt | $45,283.71 | $39,783.71 |
| Long-term Debt | $0.00 | $0.00 |
| Revenues/Sales | $0.00 | $0.00 |
| Cost of Goods Sold | $0.00 | $0.00 |
| Taxes Paid | $0.00 | $0.00 |
| Net Income | -$4,600.19 | -$600.00 |

**April 9, 2024**

**FORM C-AR**

**Ship It Pro LLC**



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Ship It Pro LLC, a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

**No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at shipitpro.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2)**

**filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is April 9, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

*Forward Looking Statement Disclosure*

*This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.*

*The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.*

*Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.*

# Table of Contents

**About this Form C-AR**

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

## SUMMARY


The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Ship It Pro LLC (the "Company") is a Delaware Limited Liability Company, formed on April 22, 2020.

The Company is located at 1521 Estacada Way, Cordova, TN 38018.

The Company's website is shipitpro.com.

The information available on or through our website is not a part of this Form C-AR.

### The Business

Ship It Pro's Transportation Damage Management System (TDMS) is the supply chain logistics industry's first end-to-end load securement and damage prevention solution that utilizes data-driven Artificial Intelligence (Al) and Machine Learning (ML) modeling for continuous intelligence, data collection, and bottom-up collaborative communication. This results in the reduction of waste due to cargo damage and freight claims but also decreases the overall financial risk to the industry. Ship It Pro enables insurers, shippers, carriers, receivers, and packaging engineers to prevent waste from cargo damage and freight claims using our sophisticated Al platform designed to prevent damage from happening in the first place.


## RISK FACTORS

### Risks Related to the Company's Business and Industry

***The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.***

These are the risks that relate to the Company:

***Uncertain Risk***

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class C Nonvoting Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

***Our business projections are only projections***
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

***Any valuation at this stage is difficult to assess***
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

***The transferability of the Securities you are buying is limited***
Any Class C Nonvoting Units purchased through this crowd funding campaign is subject to SEC limitations of transfer. This means that the membership interest/equity that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

***Your investment could be illiquid for a long time***
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen, or it may happen at a price that results in you losing money on this investment.

***If the Company cannot raise sufficient funds it will not succeed***
The Company is offering Class B Membership Interest Units in the amount of up to $1,070,000 in this offering and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

***We may not have enough capital as needed and may be required to raise more capital.***
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your

ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

### *Terms of subsequent financings may adversely impact your investment*

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

### *Management Discretion as to Use of Proceeds*

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

### *Projections: Forward Looking Information*

Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

### *The amount raised in this offering may include investments from company insiders or immediate family members*

Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

### *We are reliant on one main type of service*

All of our current services are variants of one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

### *We may never have an operational product or service*

It is possible that there may never be an operational Transportation Damage Management System or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its members/ creditors.

***Some of our products are still in prototype phase and might never be operational products***
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its members.

***Developing new products and technologies entails significant risks and uncertainties***
We are currently in the research and development stage and have only manufactured a prototype for our Transportation Damage Management System. Delays or cost overruns in the development of our Transportation Damage Management System and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

***Minority Holder; Securities with No Voting Rights***
The Class B Membership Interest Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

***You are trusting that management will make the best decision for the company***
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

***Insufficient Funds***
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, because later investors might get better terms.

***This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.***
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject

9

to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

### Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

### We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

### We are an early stage company and have not yet generated any profits

Ship It Pro LLC was formed on April 22, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Ship It Pro LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

### We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it is because you think that Transportation Damage Management System is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

### We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents (US Patent Application Number 62/954,439), trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

### *Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective*

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

### *The cost of enforcing our trademarks and copyrights could prevent us from enforcing them*

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

### *The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

### *We rely on third parties to provide services essential to the success of our business*

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and

distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

***The Company is vulnerable to hackers and cyber-attacks***
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Ship It Pro LLC or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Ship It Pro LLC could harm our reputation and materially negatively impact our financial condition and business.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Ship It Pro's Transportation Damage Management System (TDMS) is the supply chain logistics industry's first end-to-end load securement and damage prevention solution that utilizes data-driven Artificial Intelligence (Al) and Machine Learning (ML) modeling for continuous intelligence, data collection, and bottom-up collaborative communication. This results in the reduction of waste due to cargo damage and freight claims but also decreases the overall financial risk to the industry. Ship It Pro enables insurers, shippers, carriers, receivers, and packaging engineers to prevent waste from cargo damage and freight claims using our sophisticated Al platform designed to prevent damage from happening in the first place.

Business Plan

Ship It Pro has a phased approach go-to-market strategy to maximize current relationships and provide value to underserved markets which include FreightTech and InsurTech. These two industries have a TAM of -$200B+. Phase two adds blossoming sectors FinTech, RegTech, and Business Intelligence adding an additional -$300B TAM for a total TAM total of - $500B+. The current competitive technology landscape provides pieces and parts of Ship It Pro offerings but no one provides the suite of features and functionality built into Ship It Pro's TOMS. Today the software used for load planning and tracking includes 30 CAD software, impact recorders and temperature devices. Data collection continues to provide innovation, but the collection of data is disparate, siloed, dirty, and unusable for large-scale decision-making to reduce cargo damage.

These loT data recorders collect data like impact, temperature, location, weather, driving habits, etc. Ship It Pro's single pane of glass dashboards provide data driven insights and prescriptive recommendations to reduce cargo damage. Focusing on what, when, why, where and how damage occurred and providing solutions to minimize future risk. Ship It Pro's TDMS system implements standard operating procedures that adhere to rules and regulations for all shipping and receiving docks in order to pro\~de real time feedback, continuous quality control, and ride quality analytics. Ship It Pro technology is currently pre-revenue and in proof of concept. We recently completed our first Minimum Viable Product (MVP). Ship It Pro is cleaning up and bringing a focus to a very niche area of the Supply Chain that can not afford to be overlooked or seen as a cost of doing business any longer. Our vision is for Ship It Pro to be recognized as the leader and creator of best loading practices across all modes of transportation and all commodities, giving new insights into proper packaging, loading methods, and securement methods. Our team has more than 50 years of supply chain and logistics experience working at stops that include FedEx, the US Department of Transportation, the US Department of Defense, dunnage manufacturers, and Logistics Saas development and implementation. Through strong relationships compounded with a growing problem make the industry primed for our solution.

History of the Business

The Company's Products and/or Services

| Product / Service | Description | Current Market |
|---|---|---|
| Transportation Damage Management System | End-to-end load securement and damage prevention solution | The supply chain logistics industry |

We are actively working on agreements with beta customers and have completed our first minimum viable product (MVP).

Competition

The Company's primary competitors are below.

The current competitive technology landscape provides pieces and parts of Ship It Pro offerings but no one provides the suite of features and functionality built into Ship It Pro·s TOMS. Today the software used for load planning and tracking includes 30 CAO software, impact recorders and temperature devices. Data collection continues to provide innovation, but the collection of data is disparate, siloed, dirty, and unusable for large-scale decision-making to reduce cargo damage. These loT data recorders collect data like impact, temperature, location, weather, driving habits, etc. LOAD PLANNING: Software that allows you to maximize, scale, and balance a load. One user desktop style program. Does not provide features focused on the proper securement of products. Competitors: Load Xpert; Max Load Pro; Easy Cargo; Cargo Wiz IMPACT RECORDERS: Hardware devices collect single data points during transit. Competitors: Spot See; lmpact-0 -Graph; Monilog; Roambee PROTECTIVE PACKAGING COMPANIES: Sales force that will offer to do on-site training and use load diagrams as a value add to bring a professional appearance to their visit. Self-serving program warranted by the size of possible dunnage sales to shipper. Competitors: Signode; International Dunnage; Cargo-Tuff; Sunrise Manufacturing; Complete Packaging Systems; American Container; Litco INSURANCE

PRODUCTS: Insurance software using Al per cargo load. Competitors: Loadsure file cargo claims; Parsyl hardware sensors; Carrier HQ safety management; Flexport compliance certification; Paxafe regulatory compliance Ship It Pro's single pane of glass dashboards provide data driven insights and prescriptive recommendations to reduce cargo damage. Focusing on what, when, why, where and how damage occurred and providing solutions to minimize future risk. Ship It Pro·s TOMS system implements standard operating procedures that adhere to rules and regulations for all shipping and receiving docks in order to pro\~de real time feedback, continuous quality control, and ride quality analytics.

Supply Chain and Customer Base

Intellectual Property

The Company is dependent on the following intellectual property:

Ship It Pro currently has its first patent under review by the USPTO.

Governmental/Regulatory Approval and Compliance

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1521 Estacada Way, Cordova, TN 38018

The Company has the following additional addresses:

The Company conducts business in Tennessee.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

***Name***

Wesley Montague

**All positions and offices held with the Company and date such position(s) was held with start and ending dates**

Founder/CEO/Manager; Sep. 2019-Present; responsibilities include recruiter, cheerleader, coach, dealmaker, student, firefighter, strategist, salesperson, customer support champion, decider, builder, and creator of a product users love; he holds 66% equity in Ship It Pro and is not currently taking a salary.

**Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates**

Working for Issuer since 2019.

**Education**

---

**Name**

Dan Barker

**All positions and offices held with the Company and date such position(s) was held with start and ending dates**

COO/Manager; Apr. 2020 - Present; responsibilities include strategic direction and implementation of marketing and sales initiatives. He holds 20% equity in Ship It Pro and is not currently taking a salary.

**Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates**

Delegated DDS, Chief Revenue Operations Officer, May 2023 - Present; manage acquisitions and partnerships, sales and operations. MEDQOR, Chief Operating Officer/Chief Revenue Officer; Apr. 2019 - Aug. 2022; responsibilities included forecasting, budgeting, and P&L for sales and new product development.

**Education**

---

**Name**

Chris Chiozza

**All positions and offices held with the Company and date such position(s) was held with start and ending dates**

Chief Technology Officer/Strategic Advisor; Feb. 2022 - Present; responsibilities include leading all technology initiatives for Ship It Pro and utilizing his skills of leading teams through complicated builds by maximizing our technology investments while eliminating waste. He hold 10% equity in Ship It Pro and is not currently taking a salary.

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

FedEx, Chief Business Architect, Feb. 2023 - Present, Oversee critical deliverables, lead architecture of new organizations or rearchitecting aspects of existing ones. Consultant; Senior Solutions Architect; Jul. 2019 - Present; lead successful partnerships between multiple business and technology teams throughout the formal SDLC; manage QA process by designing and utilizing test plans, test cases, and test scripts; verify that technology used today will be adaptable/transferable tomorrow as technology stack changes. Smith & Nephew - Syncera; Enterprise Architect Manager; Dec. 2015 - Sep. 2019; acted as technology liaison to hospital surgery centers, setting communication technology standards, and vendor management.

***Education***

---

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

***Name***

Wesley Montague

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Founder/CEO/Manager; Sep. 2019-Present; responsibilities include recruiter, cheerleader, coach, dealmaker, student, firefighter, strategist, salesperson, customer support champion, decider, builder, and creator of a product users love; he holds 66% equity in Ship It Pro and is not currently taking a salary.

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Working for Issuer since 2019.

***Education***

***Name***

Dan Barker

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

COO/Manager; Apr. 2020 - Present; responsibilities include strategic direction and implementation of marketing and sales initiatives. He holds 20% equity in Ship It Pro and is not currently taking a salary.

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

Delegated DDS, Chief Revenue Operations Officer, May 2023 - Present; manage acquisitions and partnerships, sales and operations. MEDQOR, Chief Operating Officer/Chief Revenue Officer; Apr. 2019 - Aug. 2022; responsibilities included forecasting, budgeting, and P&L for sales and new product development.

***Education***

---

***Name***

Chris Chiozza

***All positions and offices held with the Company and date such position(s) was held with start and ending dates***

Chief Technology Officer/Strategic Advisor; Feb. 2022 - Present; responsibilities include leading all technology initiatives for Ship It Pro and utilizing his skills of leading teams through complicated builds by maximizing our technology investments while eliminating waste. He hold 10% equity in Ship It Pro and is not currently taking a salary.

***Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates***

FedEx, Chief Business Architect, Feb. 2023 - Present, Oversee critical deliverables, lead architecture of new organizations or rearchitecting aspects of existing ones. Consultant; Senior Solutions Architect; Jul. 2019 - Present; lead successful partnerships between multiple business and technology teams throughout the formal SDLC; manage QA process by designing and utilizing test plans, test cases, and test scripts; verify that technology used today will be adaptable/transferable tomorrow as technology stack changes. Smith & Nephew - Syncera; Enterprise Architect Manager; Dec. 2015 - Sep. 2019; acted as technology liaison to hospital surgery centers, setting communication technology standards, and vendor management.

*Indemnification*

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees in .

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

| Type of security | Class A Voting Units LLC/Membership Interests |
|---|---|
| **Amount outstanding** | 6,530,234 |
| **Voting Rights** | 1 vote per 1 unit |
| **Anti-Dilution Rights** | |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | An investor's stake in the company could be diluted due to the company issuing additional units. |

| Type of security | Class B Nonvoting Units LLC/Membership Interests |
|---|---|
| **Amount outstanding** | 272,080 |
| **Voting Rights** | No voting rights |
| **Anti-Dilution Rights** | |
| **How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF** | An investor's stake in the company could be diluted due to the company issuing additional units. |

| Type of security | Class C Nonvoting Units LLC/Membership Interests |
|---|---|
| Amount outstanding | 221,241 |
| Voting Rights | No voting rights |
| Anti-Dilution Rights | |
| How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF | An investor's stake in the company could be diluted due to the company issuing additional units. |

The Company has the following debt outstanding:

| Type of debt | Founder's Loan |
|---|---|
| Name of creditor | Dan Barker |
| Amount outstanding | $7,800.00 |
| Interest rate and payment schedule | 0% interest rate |
| Amortization schedule | |
| Describe any collateral or security | |
| Maturity date | |
| Other material terms | Due on demand |

| Type of debt | Founder's Loan |
|---|---|
| Name of creditor | Wes Montague |
| Amount outstanding | $38,933.83 |
| Interest rate and payment schedule | 0% |
| Amortization schedule | |
| Describe any collateral or security | |
| Maturity date | |
| Other material terms | Due on demand |

| Type of debt | Line of credit |
|---|---|
| Name of creditor | Evolve Bank & Trust |
| Amount outstanding | $15,150.00 |
| Interest rate and payment schedule | 9.5% |
| Amortization schedule | N/A |
| Describe any collateral or security | Unsecured |
| Maturity date | December 1, 2024 |
| Other material terms | |

The total amount of outstanding debt of the company is $61,883.83.

The Company has conducted the following prior Securities offerings in the past three years:

| Security Type | Number Sold | Money Raised | Use of Proceeds | Offering Date | Exemption from Registration Used or Public Offering |
|---|---|---|---|---|---|
| LLC/Membership Interests | 680,200 | $0.00 | No proceeds other than "sweat equity" contribution | November 16, 2022 | Section 4(a)(2) |
| LLC/Membership Interests | 204,069 | $0.00 | No proceeds other than "sweat equity" contribution | April 20, 2021 | Section 4(a)(2) |
| LLC/Membership Interests | 68,023 | $0.00 | No proceeds other than "sweat equity" contribution | November 16, 2022 | Section 4(a)(2) |
| LLC/Membership Interests | 221,241 | $100,980.54 | StartEngine Platform Fees; Marketing; Company Employment; Research & Development; Operations; Working Capital; StartEngine Service Fees | January 27, 2023 | Regulation CF |

Ownership

A majority of the company is owned by two individuals, Wes Montague and Dan Barker. Smaller percentages of the company are owned by several other individuals and investors in a Regulation CF campaign.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

| Name | Percentage Owned |
|---|---|
| Wes Montague | 68.8% |
| Dan Barker | 20.8% |

FINANCIAL INFORMATION

**Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.**

**Recent Tax Return Information**

| Total Income | Taxable Income | Total Tax |
|---|---|---|
|  |  |  |

Operations

How long can the business operate without revenue: The Company is currently pre-revenue. The Founders have bootstrapped the organization to date and conducted a REG CF offering. The funds from the REF CF offering have gone towards the development of our MVP as well as legal fees and crowdfunding platform fees. Today we have a working minimal viable product (MVP) we are taking to market. The company will continue to bootstrap until additional financing is secured. We believe an additional capital injection will allow the Company to enhance the product faster and scale operations accordingly. Foreseeable major expenses based on projections: Major expense in the short term is for the continued development of the product and onboarding our first clients.. Future operational challenges: The continued development for the software and clearly defined vision of features and functionality. Our development partner has been amazing and we will continue with their services. We want to avoid scope creep and technical debt. Second, scaling and hiring of good people at the right time is a key challenge ahead of us. Future challenges related to capital resources: The financial runway is the lifeblood of any tech startup. We have a clear path to revenue and need tunnel vision to get there as quickly as possible. We are stacking the deck for an unfair advantage in sales, marketing, and customer success by implementing a Go-to-Market platform that uses Al for immediate prospect reach out to start conversations. This will save time, money, and allow our team to focus on deals that show promise to close vs chasing unqualified leads. We are in conversations with multiple organizations about Ship It Pro technology. Due to NDA we cannot share names but we have major manufacturers and shippers we are currently engaged with. Future milestones and events: We have our first non-provisional patent under review by the USPTO. We will continue to add to our patent portfolio. We are actively working on agreements with beta customers. Enhancing our first minimum viable product (MVP).

The Company is preparing for the launch of a marketing campaign. The Company is also in the process of securing its first beta.

Liquidity and Capital Resources

On November 16, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $0.00.

On April 20, 2021 the Company conducted an offering pursuant to Section 4(a)(2) and raised $0.00.

On November 16, 2022 the Company conducted an offering pursuant to Section 4(a)(2) and raised $0.00.

On January 27, 2023 the Company conducted an offering pursuant to Regulation CF and raised $100,980.54.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

*Loans*

| | |
|---|---|
| **Related Person/Entity** | Dan Barker |
| **Relationship to the Company** | Owner of more than 20% |
| **Total amount of money involved** | $7,800.00 |
| **Benefits or compensation received by related person** | None |
| **Benefits or compensation received by Company** | Loan proceeds |
| **Description of the transaction** | Founder's Loan |
| **Related Person/Entity** | Wes Montague |
| **Relationship to the Company** | Owner of more than 20% |
| **Total amount of money involved** | $38,933.83 |
| **Benefits or compensation received by related person** | None |
| **Benefits or compensation received by Company** | Loan proceeds |
| **Description of the transaction** | Founder's Loan |

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

**The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.**

**The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws. The Co-Issuer is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.**

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

## SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Wesley Montague
(Signature)

Wesley Montague
(Name)

Founder/CEO/Manager
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Wesley Montague
(Signature)

Wesley Montague
(Name)

Founder/CEO/Manager
(Title)

(Date)

*Instructions.*

1.     The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.     The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A        Financial Statements

EXHIBIT A

*Financial Statements*

**SHIP IT PRO LLC**

**FINANCIAL STATEMENTS**

**DECEMBER 31, 2023 and 2022**

## SHIP IT PRO LLC

## BALANCE SHEETS

As of December 31, 2023

|  | TOTAL | |
| --- | --- | --- |
|  | AS OF DEC 31, 2023 | AS OF DEC 31, 2022 (PY) |
| ▾ ASSETS |  |  |
| ▾ Current Assets |  |  |
| ▸ Bank Accounts | $17,359.95 | $970.00 |
| Total Current Assets | $17,359.95 | $970.00 |
| ▾ Other Assets |  |  |
| Startup & organizational costs | 4,594.57 | 20,084.71 |
| Total Other Assets | $4,594.57 | $20,084.71 |
| TOTAL ASSETS | $21,954.52 | $21,054.71 |
| ▾ LIABILITIES AND EQUITY |  |  |
| ▾ Liabilities |  |  |
| ▸ Current Liabilities | $45,283.71 | $39,783.71 |
| Total Liabilities | $45,283.71 | $39,783.71 |
| ▸ Equity | $ -23,329.19 | $ -18,729.00 |
| TOTAL LIABILITIES AND EQUITY | $21,954.52 | $21,054.71 |

See accompanying notes, which are an integral part of these financial statements.

# SHIP IT PRO LLC

## STATEMENTS OF OPERATIONS

January - December 2023

| | TOTAL | |
| --- | --- | --- |
| | JAN - DEC 2023 | JAN - DEC 2022 (PY) |
| Income | | |
| Total Income | | |
| GROSS PROFIT | $0.00 | $0.00 |
| ▸ Expenses | $4,600.19 | $600.00 |
| NET OPERATING INCOME | $ -4,600.19 | $ -600.00 |
| NET INCOME | $ -4,600.19 | $ -600.00 |

See accompanying notes, which are an integral part of these financial statements.

# SHIP IT PRO LLC

## STATEMENTS OF CHANGES IN MEMBERS' EQUITY

| | TOTAL | |
|---|---|---|
| | AS OF DEC 31, 2023 | AS OF DEC 31, 2022 (PY) |
| ▸ ASSETS | $21,954.52 | $21,054.71 |
| ▾ LIABILITIES AND EQUITY | | |
| ▾ Liabilities | | |
| ▾ Current Liabilities | | |
| ▸ Credit Cards | $45,283.71 | $39,783.71 |
| Total Current Liabilities | $45,283.71 | $39,783.71 |
| Total Liabilities | $45,283.71 | $39,783.71 |
| ▾ Equity | | |
| Partner's Equity - Wes | 1,210.00 | 1,210.00 |
| Retained Earnings | -19,939.00 | -19,339.00 |
| Net Income | -4,600.19 | -600.00 |
| Total Equity | $ -23,329.19 | $ -18,729.00 |
| TOTAL LIABILITIES AND EQUITY | $21,954.52 | $21,054.71 |

See accompanying notes, which are an integral part of these financial statements.

# SHIP IT PRO LLC

## STATEMENTS OF CASH FLOWS

January - December 2023

| | TOTAL |
|---|---|
| ▾ OPERATING ACTIVITIES | |
| Net Income | -4,600.19 |
| ▸ Adjustments to reconcile Net Income to Net Cash provided by operations: | 5,500.00 |
| **Net cash provided by operating activities** | **$899.81** |
| ▾ INVESTING ACTIVITIES | |
| Startup & organizational costs | 15,490.14 |
| **Net cash provided by investing activities** | **$15,490.14** |
| NET CASH INCREASE FOR PERIOD | $16,389.95 |
| Cash at beginning of period | 970.00 |
| CASH AT END OF PERIOD | $17,359.95 |

January - December 2022

| | TOTAL |
|---|---|
| ▾ OPERATING ACTIVITIES | |
| Net Income | -600.00 |
| ▸ Adjustments to reconcile Net Income to Net Cash provided by operations: | 11,073.53 |
| **Net cash provided by operating activities** | **$10,473.53** |
| ▾ INVESTING ACTIVITIES | |
| Startup & organizational costs | -10,633.53 |
| **Net cash provided by investing activities** | **$ -10,633.53** |
| ▸ FINANCING ACTIVITIES | $1,110.00 |
| NET CASH INCREASE FOR PERIOD | $950.00 |
| Cash at beginning of period | 20.00 |
| CASH AT END OF PERIOD | $970.00 |

See accompanying notes, which are an integral part of these financial statements.

1. **NATURE OF OPERATIONS**

Ship it Pro LLC (the "Company") was formed on April 20, 2020 in the State of Delaware. The Company's headquarters are located in Memphis, Tennessee.  The Company is a logistics company that utilizes data-driven artificial intelligence and machine learning for cargo.

2. **GOING CONCERN**

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt and the Company's ability to continue as a going concern within one year after the date that the financial statements are issued.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has sustained a net loss of $4,600.19 in 2023 and has minimal cash. These factors raise substantial doubt about the Company's ability to continue as a going concern. The Company's ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional working capital. Through the date the financial statements were available to be issued, the Company has been financed by its primary shareholder. No assurances can be given that the Company will be successful in these efforts.  The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities as a result of this uncertainty.

3. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

*Basis of Presentation*

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").  The Company's fiscal year-end is December 31.

*Use of Estimates*

The preparation of the Company's financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

*Concentrations of Credit Risk*

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2023 and 2022, all of the Company's cash and cash equivalents were held at accredited financial institutions.

*Cash and Cash Equivalents*

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

*Fair Value Measurements*

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1—Quoted prices in active markets for identical assets or liabilities.

- Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

- Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's assets and liabilities approximate their fair values.

### Revenue Recognition

The Company adopted ASU 2014-09, *Revenue from Contracts with Customers*, and its related amendments (collectively known as "ASC 606"), effective January 1, 2018. The Company determines revenue recognition through the following steps:

- Identification of a contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when performance obligations are satisfied through the transfer of control of promised goods to the Company's customers in an amount that reflects the consideration expected to be received in exchange for transferring goods or services to customers. Control transfers once a customer has the ability to direct the use of, and obtain substantially all of the benefits from, the product. This includes the transfer of legal title, physical possession, the risks and rewards of ownership, and customer acceptance.

To date, the Company has not generated revenue.

### Research and Development

Research and development costs are expensed as incurred.

### Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. The Company assesses its income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

### Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases (Topic 842)*. This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. The Company adopted this ASU upon inception.

In May 2014, the FASB issued ASC 606, providing new revenue recognition guidance that superseded existing revenue recognition guidance. The update, as amended, requires the recognition of revenue related to the transfer of goods or services to customers reflects the consideration to which the entity expects to be entitled in exchange for those goods or services, as well as additional qualitative and quantitative disclosures about revenues. The Company adopted the new revenue recognition guidance as of January 1, 2019 using the modified retrospective method of transition for all contracts that were not completed as of that date. Management does not believe this treatment had a material impact on revenue recognized through December 31, 2020.

Management does not believe that any other recently issued accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

## 4. MEMBERS' CAPITAL

The Manager will be responsible for directing the management of the Company's business and affairs and managing the day-to-day activities, and implementing the Series' investment strategy. The Manager has a unilateral ability to amend the operating agreement/

The Manager has sole discretion in determining what distributions, if any, are made to members except as otherwise limited by law or the operating agreement. The Manager may change the timing of distributions or determine that no distributions shall be made, in its sole discretion.

## 5. RELATED PARTY TRANSACTIONS

As of December 31, 2023 and 2022, the founders were owed $45,283.71 and $39,184, respectively, for expenses incurred on behalf of the Company. The advances are non-interest bearing, unsecured and due on demand.

## 6. COMMITMENTS AND CONTINGENCIES

### *Contingencies*

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

## 7. SUBSEQUENT EVENTS

Management has evaluated subsequent events through April 9, 2024, the date the financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these financial statements.